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[AEGON LOGO APPEARS HERE]

                                                                          557881
                                                                   PRESS RELEASE

CNOOC AND AEGON EXPECTED TO AGREE ON JOINT VENTURE
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The China National Offshore Oil Corporation (CNOOC) and the AEGON Group are
expected to successfully conclude negotiations on a joint venture for life insurance activities in China.

AEGON, through its subsidiary Transamerica, received permission from the China Insurance Regulatory Commission to start preparations for a 50/50 life insurance joint venture with a domestic partner in China on 25 September 2001.

More information will be given at a special press conference on 10 May 2002 in Beijing. Details on venue and time will be made available on the home page of AEGON.com as from 1 May 2002.

Safe harbor
The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, 26 April 2002
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Inquiries:
AEGON N.V.              Group Communications               Investor Relations
                        + 31 70 344 83 44                  + 31 70 344 83 05

For background information please visit the company's web site at www.aegon.com